SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

		Year Ended December 31,
		2013		2012		2011

Earnings
	Pre-tax net income	$25,749		$19,513		$12,842
	Add:
	Fixed charges	40,490		34,364		30,344
	Earnings, as adjusted	$66,239		$53,877		$43,186

Fixed charges
	Interest expensed and capitalized	$37,851		$31,997		$28,336
	Amortized premiums, discounts and capitalized expenses related to indebtedness	2,609		2,338		1,983
	Estimate of interest within rental expense	30		29		25
	Fixed charges, as adjusted	40,490		34,364		30,344
	Preferred stock dividends (1)	7,966		—		—
	Combined fixed charges and preferred stock dividends	$48,456		$34,364		$30,344

	Ratio of earnings to combined fixed charges and preferred stock dividends	1.37	x	1.57	x	1.42	x

(1) The Company did not have any preferred stock outstanding during the years ended December 31, 2012 and 2011.